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                                                                 Exhibit (a) (4)

 Form Of Cover Letter To Employees and Directors Accompanying Offer To Exchange

May 10, 2002

Dear Employee or Director Option Holder:

Billserv, Inc. recognizes that many of the stock options granted under the Billserv, Inc. 1999 Employee Comprehensive Stock Plan (the "Comprehensive Plan") or the 1999 Non-Employee Director Plan (the "Director Plan") may not be providing the intended incentive to our valued employees and non-employee directors. In fact, the current economic and industry downturn has resulted in many of the stock options currently held by employees and non-employee directors being 'underwater', that is, with a grant price that is well above the current market price of our common shares.

Accordingly, we are pleased to commence the offer to eligible employees and eligible directors to exchange certain currently outstanding options for new options expected to be granted on or about December 12, 2002. Our goal is to ensure that stock options continue to fuel employee and director commitment, motivation and enthusiasm, and our ability to attract and retain the talent so important to our long-term success.

There are many important details regarding this voluntary offer contained in the Offer to Exchange and other related documents that accompany this letter, and you are urged to read these materials thoroughly. However, some key elements of the offer are worth highlighting:

      o Eligible options are only those options with an exercise price of $4.00 or more granted under either the Comprehensive Plan or the Director Plan. We will grant one new option for every option tendered for exchange and cancelled in the offer.

      o The per share exercise price of the new options granted to you will equal 100% of the market price of our common shares on the date we grant the new options.

      o The new options will vest over an eighteen (18) month period beginning on the new option grant date. The first vest date will be six (6) months after the new option grant date, when one-third (33 1/3%) of each new option will become vested and exercisable. The second vest date will be six (6) months after the first vest date, also for one-third (33 1/3%) of each new option. The third and final vest date will be six (6) months after the second vest date, when the remaining one-third (33 1/3%) of each new option will vest. Each new option will have a term that expires ten years after the new option grant date.

      o If you are eligible and decide to tender any of your eligible options, you must tender all of such options. Of course, the decision to participate is your own.

This offer is not open to the public. It is extended only to eligible employees and non-employee directors of Billserv, Inc. as outlined in the Offer to Exchange. The information provided in the Offer to Exchange goes into greater detail on the eligibility requirements.

There is no way to predict what the price of our common shares will be between now and on December 12, 2002, or thereafter. It is possible that the market price of our common shares on the date of grant of any new options will be higher than the current exercise price of eligible

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options. Thus, eligible employees and eligible directors should make a decision to participate in this offer only after careful, considered thought. Billserv, Inc. makes no recommendation as to whether you should participate in this offer.

Please thoroughly review the attached Offer to Exchange and related documents before making your decision of whether or not to participate in this offer.

If you decide to tender your eligible options for exchange under this offer, you must properly complete and submit the signature page to the acceptance letter NO LATER THAN 5:00 P.M. CENTRAL TIME, JUNE 11, 2002, by hand delivery if you are employed at Billserv in San Antonio, Texas, and by hand delivery or fax if you are a non-employee director of Billserv or are employed at Billserv anywhere other than San Antonio. E-MAIL DELIVERY CANNOT BE ACCEPTED. You will be notified by e-mail or in writing after your documents are received.

If you wish to print copies of the documents referred to in this offer, please send your request to the following e-mail address: offer@billserv.com.

Submit your forms or forward any questions you might have about the offer to:



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                                 Billserv, Inc.

                             Option Exchange Program
                             c/o Marshall N. Millard
                        211 N. Loop 1604 East, Suite 100
                            San Antonio, Texas 78232
                             Telephone: 210-402-5030

Highly motivated employees and directors are critical to making Billserv, Inc. the most valued company to our customers, shareholders, employees and directors and we hope that this program will further that goal. We thank you for your continued efforts on behalf of Billserv, Inc.

Sincerely,


Michael Long



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